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FEB 26 2010

Washington, DC 110

UNIT 10028864
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 9877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company of Florida, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 South Florida Avenue
(No. and Street)

Lakeland, Florida 33803
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

331 South Florida Avenue, Suite 400, Lakeland, FL 33801
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith E. Albritton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company of Florida, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

KRISTEN L. BENTON
Notary Public, State of Florida
My comm. expires June 3, 2010
Comm. No. DD551995

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN & COMPANY OF FLORIDA, INC.

FINANCIAL STATEMENTS
December 31, 2009

ALLEN & COMPANY OF FLORIDA, INC.
Lakeland, Florida

FINANCIAL STATEMENTS
December 31, 2009

CONTENTS

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

We have audited the accompanying statement of financial condition of Allen & Company of Florida, Inc. as of December 31, 2009, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen & Company of Florida, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 25, 2010

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS	
Cash	$ 987,756
Receivables	
Clearing Organization	387,014
Employees (Note 8)	130,337
Other	12,399
Securities owned (Note 2)	1,788,707
Equipment and leasehold improvements, less accumulated depreciation (Note 3)	591,004
Prepaid expenses and other assets	28,723
TOTAL ASSETS	$ 3,925,940
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 299,145
Commissions payable	234,538
Deferred compensation (Note 5)	543,321
Total liabilities	1,077,004
Commitments and contingencies (Notes 4, 6, and 8)	
Stockholder's equity	
Class A common stock, $.10 par, shares authorized, 1,500,000; issued and outstanding, 662,714	66,271
Class B common stock, $.10 par, shares authorized, 500,000; issued and outstanding, 171,792	17,179
Additional paid-in capital	642,664
Retained earnings	2,122,822
Total stockholder's equity	2,848,936
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,925,940

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF INCOME
Year ended December 31, 2009

Revenues	
Commissions	$ 9,426,787
Interest and dividends	92,247
Realized and unrealized gains on securities, net	155,215
Other	57,522
Total revenues	9,731,771
Expenses	
Employee compensation and benefits (Note 5)	6,836,974
Clearance and exchange fees	401,592
Occupancy (Notes 6 and 8)	311,744
Other	254,799
Depreciation expense	119,256
Repairs and maintenance	115,247
Office expenses	106,322
Advertising	70,793
Charitable contributions	65,013
Communications and data processing	46,201
Legal and professional fees	39,352
Taxes and licenses	34,880
Training and seminars	16,643
Total expenses	8,418,816
Net income	$ 1,312,955

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
Year ended December 31, 2009

	Common stock		Additional paid-in	Retained	
	Class A	Class B	capital	earnings	Total
Balance, January 1, 2009	$ 66,271	$ 17,179	$ 642,664	$ 1,681,867	$ 2,407,981
Dividend distribution	-	-	-	(872,000)	(872,000)
Net income	-	-	-	1,312,955	1,312,955
Balance, December 31, 2009	$ 66,271	$ 17,179	$ 642,664	$ 2,122,822	$ 2,848,936

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2009

Cash flows from operating activities	
Net income	$ 1,312,955
Adjustments to reconcile net income to net cash from operating activities	
Depreciation expense	119,256
Change in assets and liabilities	
Receivables	(136,591)
Securities owned, net	451,327
Prepaid expenses and other assets	(929)
Accounts payable and accrued expenses	(42,820)
Commissions payable	46,840
Deferred compensation	(55,564)
Net cash from operating activities	1,694,474
Cash flows from investing activities	
Purchases of equipment	(103,160)
Cash flows from financing activities	
Dividend distribution	(872,000)
Net change in cash	719,314
Cash at beginning of year	268,442
Cash at end of year	$ 987,756

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: Allen & Company of Florida, Inc. (the Company) is a fully disclosed introducing broker-dealer, clearing through First Clearing Corporation, registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Allen & Company Financial Corporation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions: Securities transactions and related commission revenues and expenses are recognized on the trade date.

Receivables: The Company grants credit to its clearing organization and other companies in the financial services industry that it does business with. The Company also routinely grants credit to its officers, employees and affiliated companies. An allowance for uncollectible accounts is estimated and recorded based on management's judgment. At December 31, 2009 all receivables are considered collectible and no allowance is required.

Securities Owned: Securities owned are carried at market value. Market value generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality. At year-end, these securities consisted primarily of publicly traded equities.

Equipment and Leasehold Improvements: Equipment is stated at cost and depreciated using either the straight-line or accelerated methods over the estimated useful lives of the assets. Leasehold improvements are depreciated using the straight-line method over the life of the lease.

Advertising: Advertising costs are expensed as incurred. Total advertising expense was $70,793 for the year ended December 31, 2009.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company's income is included in the tax return of Allen & Company Financial Corporation. Allen & Company Financial Corporation has elected to be taxed as an S corporation. The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest and income tax expense, respectively. The Company has no amounts accrued for interest or penalties as of December 31, 2009.

Due to its pass through status; the Company is not subject to U.S. federal and income tax or state income tax. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months. The Company's U.S. federal and State of Florida returns that remain open and subject to exam are those for the years 2006, 2007 and 2008.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Concentration of Credit Risk: The Company maintains cash deposits in excess of the $250,000 limit insured by the Federal Deposit Insurance Corporation (FDIC). Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

Subsequent Events: Subsequent events have been evaluated through February 25, 2010, which is the date the financial statements were available to be issued.

NOTE 2 - FAIR VALUE

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

(Continued)

NOTE 2 - FAIR VALUE (Continued)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The Company's auction rate preferred securities have been previously classified as Level 3 inputs but were transferred to Level 2 inputs for 2009. A new secondary market was created for these investments in 2009, which provided for inputs that are observable or can be corroborated by observable market data.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2009 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned			
Mutual funds	$ 1,010,627	$ -	$ -
Money market funds	671,682	-	-
Equities	6,398	-	-
Auction rate preferred securities	-	100,000	-
	$ 1,688,707	$ 100,000	$ -

(Continued)

NOTE 3 - EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements consist of:

Furniture and equipment	$ 575,779
Leasehold improvements	725,436
Computer equipment	259,592
Work in progress	8,205
	1,569,012
Less accumulated depreciation	978,008
	$ 591,004

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is a guarantor on an unsecured $500,000 line-of-credit obtained by its parent company, Allen & Company Financial Corporation. There were no borrowings outstanding under the agreement at December 31, 2009.

The Company self-insures its errors and omissions insurance (E&O) policy. There were no known claims outstanding at December 31, 2009. Any future claims will be expensed as incurred.

NOTE 5 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan covering all eligible employees. Employees may contribute up to 100 percent of their eligible compensation to the plan, subject to the limits of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the plan are equal to the lesser of 3.5 percent of the employee's salary or one-half of the employee's deferral up to a maximum of $5,000 per year. The Company's contribution to the plan was $113,412 for the year ended December 31, 2009.

The Company has a non-qualified deferred compensation agreement with an employee that provides for specified future payments, with the first payment made in 2009. The Company has recognized a liability of $485,595 at December 31, 2009, representing the present value of the amount of future payments under the agreement discounted at 6 percent.

The Company has another non-qualified deferred compensation plan with an employee that provides for payments upon the employee's death, disability or attainment of the normal retirement age. The Company has recognized a liability of $57,726 at December 31, 2009, representing the future payments under the agreement.

(Continued)

NOTE 6 - LEASES

The Company leases its Lakeland (Note 8) and Winter Haven, Florida offices, a vehicle, and various other office equipment under noncancellable operating leases.

Future minimum rental payments required under leases that have initial or remaining noncancellable terms in excess of one year are approximately as follows:

2010	$ 293,319
2011	290,667
2012	151,105
2013	71,910
2014	53,471
2015	
	$ 860,472

Total rent expense recognized in the accompanying statement of income for the year ended December 31, 2009 was $270,885.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,820,486. The required minimum net capital was $250,000. The Company's net capital ratio was .59 at December 31, 2009.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company leases its Lakeland office from a partnership controlled by an officer of the Company. The lease is currently payable $16,377 monthly, contains annual escalation provisions and expires in 2012 with a five year extension option. Rent expense related to the Lakeland office included in the accompanying statement of income was $169,044 for the year ended December 31, 2009.

The Company has separate loans with two employees. One note is for $88,000 and is credited to the employee's pay at a rate of $3,667 per month until December 2011. The second note is for $50,000 and is credited to the employee's pay at a rate of $2,083 per month until May 2011. The balances on the notes as of December 31, 2009 are $88,000 and $35,417, respectively.

(Continued)

NOTE 8 - RELATED PARTY TRANSACTIONS (Continued)

During 2009, the Company agreed to reimburse a related entity for interest charged on certain investments. The amount paid to the related party under the agreement for the year ended December 31, 2009 was $23,516, which is reflected in the accompanying statement of income.

SUPPLEMENTARY INFORMATION

ALLEN & COMPANY OF FLORIDA, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2009

Total ownership equity	$ 2,848,936
Deduct	
Non-allowable assets	862,463
Net capital before haircuts on securities positions	1,986,473
Deduct	
Investment securities haircuts	
Other securities	165,987
	$ 1,820,486
Computation of net capital requirement -	
Minimum net capital required	$ 250,000
Excess net capital	$ 1,570,486
Aggregate indebtedness	$ 1,077,004
Ratio of aggregate indebtedness to net capital	59%

There were no material differences between the original FOCUS Report and the amended FOCUS Report filed February 17, 2010; therefore, a reconciliation is not necessary pursuant to Rule 17a-5(d)(4).

ALLEN & COMPANY OF FLORIDA, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
December 31, 2009

Allen & Company of Florida, Inc. is not required to maintain a reserve bank account under paragraph (k)(2)(B) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2009

Allen & Company of Florida, Inc. (the Company) is not required to compute the Reserve Requirements or include information relating to the possession or control requirements pursuant to Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(b) of Rule 15c3-3.

SUPPLEMENTAL AUDIT REPORT

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17A-5

To the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

In planning and performing our audit of the financial statements of Allen & Company of Florida, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financing reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

(Continued)

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 25, 2010